Samsonite Corporation, Denver

October 4, 2005

U.S. Securities and Exchange Commission

Attention: William Choi

Mail Stop 3561

Division of Corporation Finance

100 F Street N.E.

Washington, D.C.  20549

Re:                               Samsonite Corporation

Form 10-K for the Fiscal Year Ended January 31, 2005

Filed April 29, 2005

File No. 0-23214

and

Form 8-K Filed June 8, 2005

Dear Mr. Choi:

This letter responds to your letter dated September 12, 2005 relating to comments of the staff of the Securities and Exchange Commission (the “Staff”) in connection with the above-referenced filings of Samsonite Corporation (the “Company”).

The Company’s responses to the Staff’s comments follow the numbered comments contained in the September 12, 2005 letter, which we have reproduced below.  Where applicable, the pages or sections of the applicable filing have been referenced.

Form 10-K for the Fiscal Year Ended January 31, 2005

General

1.                                      Where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings, as applicable.

Company Response:

The Company notes the request for additional disclosures and revisions and will revise future filings as noted in our responses to the Staff’s comments.

Samsonite Corporation, 11200 East Forty-Fifth Avenue, Denver, Colorado 80239

Phone (303) 373-2000 Fax (303) 373-6300 http://www.samsonite.com

Management’s Discussion and Analysis of Financial Condition and Results of Operation,

2.              Where you describe two or more business reasons that contributed to a material change in a financial statement line item between periods, please quantify, where possible, the extent to which each change contributed to the overall change in that line item.  For example, with respect to the change in sales of your European, Americas, and Asian operations from fiscal year 2004 to 2005, please quantify the extent to which the changes are attributable to the various contributing factors.  See Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

Company Response:

The Company will comply with the disclosure requirements prescribed in SEC Release No 33-8350 in its future filings.  The Company will include when possible additional quantitative factors to explain variances in sales, cost of sales, and expense levels. However, many of the factors we include are qualitative factors that we feel are key indicators necessary for the understanding and evaluation of the Company.  These factors include the effect on sales of travel levels, economic conditions in our various global markets, the effect of advertising and promotion spending levels and other important factors that affect our sales from period to period but are not individually quantifiable.  Additionally, the Company does not currently have the sophisticated information systems referred to in SEC Release No. 33-8350 to develop extensive quantitative information; however, the Company is in the process of installing a consistent worldwide ERP system over the next few years which may allow us to provide more quantitative analysis.  We believe that financial measures are generally the starting point in ascertaining key variables and factors, and we will provide these financial measures when possible and when the cost of calculating them is reasonable; however, these financial measures often tell only part of how our Company manages its business. Therefore, we may disclose qualitative non-financial factors in preparing MD&A that we feel are important considerations for investors.

3.              Please disclose how you calculate the change in same store sales from period to period.  Specifically, discuss how relocated and remodeled stores as well as stores that were closed during the period impact your calculation.

Company Response:

As requested, the Company will include an explanation substantially as follows in future filings:

Comparable store sales is calculated by dividing aggregate sales for stores open for each full month in the current year by aggregate sales for the same stores open for the corresponding full month in the prior year.  Stores must be open for 13 months before they are included in the calculation.  Relocated stores (within the same mall location) and remodeled stores are included in the computation of comparable store sales.  When a store is closed, its sales are no longer included in the comparable store calculation.

Off-Balance Sheet Financing and Other Matters, page 26

4.              Please revise footnote (b) to the table to clearly indicate the types of obligations included within the referenced line item.  Please also tell us and disclose why this balance is less than the “Other non-current liabilities” balance sheet line item.

Company Response:

As requested, the Company will revise footnote (b) to the table to indicate that amounts included in this line item are primarily purchase obligations.  The amount shown in the table is less than the amount of  “Other non-current liabilities” primarily because the following items are included in other non-current liabilities and not in the table:  (1) pension and post-retirement benefit liabilities of approximately $67.2 million,  (2) accrued stock compensation of approximately $2.8 million, and (3) miscellaneous other long-term liabilities of approximately $2.7 million.    Pension and postretirement obligations were excluded from our table because of the difficulty of estimating the timing of future settlement of obligations calculated using actuarial assumptions or where amounts and timing of funding is determined by ERISA regulations.  Accrued stock compensation was not included in the table because it will not require cash settlement.  In future filings, the Company will include estimated funding of postretirement obligations in the table and will revise footnote (b) to the table to include a range of estimated funding retirements for pension obligations.

Critical Accounting Policies, page 27

5.              We note your disclosure of an incremental obsolescence provision of approximately $3.9 million taken in the fourth quarter of 2005 for excess inventories.  Please expand your discussion in MD&A and in the notes to your financial statements to disclose the reasons for the provision and whether additional provisions are likely in the future.

Company Response:

The Company will revise its MD&A and include the same disclosures included in Critical Accounting Policies in its discussion of variances in Gross Profit.  Such disclosure was not originally included in the discussion of Gross Profit because the additional obsolescence provision was not considered to significantly impact gross profit margins.  With respect to your request to state whether additional provisions are likely in the future, on page 27 the Company also stated that additional write-downs may be required if actual demand or market conditions turned out to be less favorable than those anticipated.  We will include a similar statement in our MD&A.  As obsolescence and excess inventory are dependent on market conditions and a continually changing product line, we find it difficult to provide accurate forward-looking disclosure that is any more definitive.  Note (1)(f) to the financial statements states that inventory is carried at the lower of cost or market.  As requested,  the Company proposes to augment this disclosure by also stating that, “For inventory whose carrying value is in excess of net realizable value and for excess, slow moving and obsolete inventory, the Company writes down the cost of such inventory to estimated market value.”

(1) Summary of Significant Accounting Policies, page F-7

6.              You disclose that you have reclassified commissions paid to department stores for your shop-in-shop operations throughout Asia to selling, general, and administrative expenses from sales.  We assume that you reclassified the commissions based upon a determination that the revenues meet the gross presentation criteria of EITF 99-19.  If our understanding is correct, please explain how you determined gross reporting was appropriate given that you had previously determined that net presentation was appropriate.  If our understanding is incorrect, please tell us why the reclassifications were necessary.

Company Response:

Your understanding is correct - the Company reclassified the commissions based upon a determination that the revenues meet the gross presentation criteria of EITF 99-19.  The Company has numerous small autonomous subsidiaries operating in various Asian markets.  Some of these Asian subsidiaries run “shop-in-shop” operations arrangements with department stores; that is, a Company luggage shop operated by its employees within a third party department store.  Sales are recorded upon the sale to the ultimate consumer – not when the inventory is transferred to the department store.  In response to an inquiry from the Company’s independent auditor at one of the Asian locations, the Company evaluated the operations of these shop-in-shop stores and determined that, upon further analysis and evaluation of the factors enumerated in EITF 99-19, the sales and commissions were more properly stated gross rather than net.  Factors considered determinative in the decision to report revenue gross versus net were the Company being the primary obligor under the arrangement, the Company’s general inventory risk, the Company’s pricing latitude, and the Company’s risk of physical inventory loss.  Although the amounts involved were not material to the Company’s consolidated revenues and the reclassification necessary to gross up sales and selling, general and administrative expense did not affect previously reported operating income or net income (loss), the Company believes its reclassification and disclosure of the amounts was appropriate under the circumstances.  Given the Company’s growing Asian operations, sales from shop-in-shop operations are likely to increase in future years to a point where they could be material to the Company’s consolidated revenues.

7.              You disclose that your wholesale product sales are recognized at the time of shipment.  Please disclose in your revenue recognition policy whether your stated shipping terms are FOB shipping point or FOB destination pursuant to your sales agreements with customers.  In addition, please tell us whether your sales agreements contain right of inspection or acceptance provisions.  If your sales agreements are silent as to when title passes, please tell us why sales recognition is appropriate upon shipment, rather than upon delivery to and acceptance by the customer.  Even if your sales agreements state that title passes upon shipment, customer acceptance provisions or a history of your replacing goods damaged or lost in transit may also make the recognition of revenue upon delivery to and acceptance by the customer more appropriate.  Revise or advise.  See the Interpretive Response to Question 3 of SAB Topic 13:A, which addresses this issue by analogy.

Company Response:

The Company will revise its disclosure in future filings to state that, “Shipping terms are predominantly FOB shipping point (title transfers to the customer at our shipping location) except in certain Asian countries where title transfers upon delivery to the customer.  In all cases, sales are recognized upon transfer of title to the customer.”  The Company sells standard products included in its periodic catalog and sales materials. Its agreements with customers contemplate normal commercial inspection and acceptance terms for defective goods or errors in shipping; we have not entered into customer agreements that have terms that introduce uncertainty about customer acceptance such as those referred to in Topic 13.3.b.  The Company provides for appropriate allowances for returns and warranty items which can be reasonably estimated based on historical experience. The Company does not have a history of replacing goods damaged or lost in transit.  The common carrier is financially responsible for goods damaged or lost in transit.

8.              Please disclose the types of expenses that you include in the cost of goods sold line item and the types of expenses that you include in the selling, general and administrative expense line item.  In doing so, please disclose specifically whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in cost of goods sold.  If you currently exclude a significant portion of these costs from cost of goods sold, please provide cautionary disclosure in MD&A that your gross margins may not be comparable to others, since some entities include the costs related to their distribution network in cost of goods sold and others like you exclude all or a portion of them from gross margin, including them instead in a line item such as selling, general and administrative expenses.  To the extent it would be material to an investor’s ability to compare your operating results to others in your industry, you should quantify in MD&A the amount of these costs excluded from cost of goods sold.

Company Response:

As requested, the Company will include in a note to the consolidated financial statements and in MD&A in its future Annual Reports on Form 10-K the information requested in substantially the form that follows:

“The Company includes the following types of costs in cost of goods sold: direct product purchase and manufacturing costs, duties, freight-in, receiving, inspection, internal transfer costs, and procurement and manufacturing overhead.

The Company includes the following types of costs in selling, general and administrative expenses: warehousing, order entry, billing, credit, freight-out, warranty, salaries and benefits of administrative and sales personnel, rent, insurance, taxes, office supplies, professional fees, travel, communications, advertising, investor relations, public company expenses and other expenses of a general and administrative nature not directly related to the cost of acquiring or manufacturing its products.”

As requested, the Company will include cautionary language in its MD&A to the effect that the Company includes warehousing costs in selling, general and administrative expenses and that comparable companies may include such costs in cost of goods sold.  The Company will disclose in future filings the amount of warehousing costs.

9.              Please tell us the nature and terms of any incentives you offer to customers, including discounts, coupons, rebates, cooperative advertising, or free products.  Please also disclose your accounting policy for these types of arrangements, including the statement of operations line item in which each type of arrangement is included.  For each expense line item that includes these types of arrangements, please disclose the related amounts included in that line item.  For each type of arrangement treated as an expense rather than as a reduction of revenues, such as your cooperative advertising costs, please tell us how this type of arrangement meets the requirements in EITF 01-09.  Please confirm that you will disclose in future filings the dollar amount of cooperative advertising allowances classified as selling, general & administrative expense in each period presented.

Company Response:

The Company does offer from time to time various incentives such as cash or payment discounts, rebates or free products, which are numerous and vary in their nature and terms throughout our global operations.  In accordance with EITF 01-09, costs associated with such programs are recorded as a reduction of revenues.  As requested, the Company will disclose in future filings that all such incentive arrangements are accrued and charged to reduce reported revenues in the period in which incurred.

Cooperative advertising support programs are offered principally in certain distribution channels in the Company’s U.S. wholesale business and are charged to selling, general and administrative expense as the related revenues are recognized.  The Company believes these arrangements are properly treated as expense under EITF 01-09.  The Company’s cooperative advertising programs are principally for media advertising for which the Company believes it receives an identifiable benefit that the Company could have obtained in a separate exchange transaction with the media provider.  Advertising allowances to customers are verified and audited by evidence received from the customer that advertising of the Company’s products has been performed in accordance with the documented requirements of the advertising program and the value of the advertising benefit received (as measured by known comparable media advertising costs) is at least equal to the allowance.  As requested, the Company will disclose in future filings the amount of cooperative advertising charged to selling, general and administrative expenses in each period presented.

(2) Refinancing, Recapitalization and Convertible Preferred Stock, page F-11

10.       We note that you issued €100 million of senior floating rate notes and $205 million of 8 7/8% senior subordinated notes in order to refinance your 10 3/4% senior subordinated notes.  Citing relevant accounting guidance, such as APB 26, FTB 80-1, or EITF 96-19, please tell us how you accounted for the debt settlement transactions.  It appears that you incurred losses on these transactions and recorded them in other income (expense) as part of the redemption premium and expenses line item in footnote 16.  Please confirm if our understanding is correct and tell us how the loss amounts were calculated.  Also tell us whether the holders of the new senior subordinated notes were the same as those of the extinguished notes.

Company Response:

Your understanding that we recorded a loss on the refinancing of the 10 ¾% Subordinated Notes is correct.  The loss is classified in two different places in footnote 16 describing Other Income (Expense): $4,058,000 to write off the balance of deferred financing costs related to the retired notes and $13,709,000 of redemption premium and expenses.  The Company accounted for the retirement of the 10 ¾% Subordinated Notes as an extinguishment of debt in accordance with APB No. 26, paragraph 20, which provides that the difference between the reacquisition price of and the net carrying amount of the extinguished debt should be recognized currently in income in the period of extinguishment as a loss or gain.  The new Senior Floating rate notes and the 8 7/8% Senior Subordinated Notes were issued in a Rule 144A/Regulation S offering to underwriters acting as principals in a firm underwriting.  The proceeds were used to retire the 10 ¾% Subordinated Notes.  In accordance with paragraph 3 of the Implementation Guidelines contained in EITF 96-19, the intermediary (the underwriters) should be “viewed as a third-party creditor” and “when a third-party intermediary acts as principal, the analysis should not “look through” the intermediary.”  As a result there were no common creditors among the holders of the extinguished notes and the purchasers of the new senior notes and new senior subordinated notes.  Given these facts, the Company believes it has properly applied the provisions of EITF 96-19 and APB No. 26 in accounting for the transaction as an extinguishment of debt and recognizing the resulting loss.

11.       We note that in fiscal 2004, you exchanged 13 7/8% senior redeemable preferred stock for new 8% convertible preferred stock, common shares, and common warrants.  Citing relevant accounting guidance, please provide us with a detailed explanation of your accounting treatment for this exchange.  In your response, specifically:

•                  Tell us whether you recognized a gain or loss on the exchange and, if so, describe how that gain or loss was calculated and where it was recorded in your financial statements.  Please ensure your response addresses how you valued the consideration given for the redeemable preferred stock and whether the original preferred stock was convertible into common stock.  Please also tell us how the gain or loss impacted your EPS computations.  Refer to EITF Topic D-42.  Provide us with the specific guidance you used in arriving at your conclusions;

Company Response:

No gain or loss was recognized on the exchange of the new 8% convertible preferred stock, common shares, and common warrants for the 13 7/8% senior redeemable preferred stock.  The 13 7/8% senior redeemable preferred stock was not convertible into common shares.  The value of the consideration given to retire the 13 7/8% senior redeemable preferred stock was valued at the initial preference amount of the preferred stock issued of $54 million plus the value of the common stock issued of $0.42 per share, or approximately $86 million, for a total value of approximately $140 million.  The value of the warrants issued was zero.  The total value of the consideration was substantially less than its carrying value of the 13 7/8% senior redeemable preferred stock of $348.6 million. Since no gain or loss was recognized, no amount was included in EPS calculations pursuant to EITF Topic D-42.

This exchange of the new preferred stock, common stock and warrants for the old 13 7/8% senior redeemable preferred stock was accounted for as a change within equity as described in FASB Statement of Concepts No. 6, paragraph 65.C. which did not affect assets or liabilities and which did not affect the amount of the Company’s equity.  The transaction was accounted for by charging the carrying amount of the senior redeemable preferred stock of approximately $348.6 million (net of unamortized discount), crediting the new preferred stock for its initial liquidation preference of approximately $54.0 million, crediting common stock for the par value of the issued common stock of approximately $2.1 million, and crediting additional paid-in capital for $288.8 million (net of $3.7 million of transaction costs).

•                  Explain how you considered the conversion feature of the new preferred shares.  Explain how you applied paragraph 12 of SFAS 133 in determining whether or not the conversion feature was an embedded derivative.  Assuming SFAS 133 does not apply, please tell us how you accounted for the conversion feature under EITF 98-5 and/or EITF 00-27, as it appears the conversion option may have been in-the-money on the date of the exchange transaction.  Provide us with your calculation of the effective conversion price for the convertible preferred stock issuance and the related accounting treatment.

Company Response:

The economic characteristics and risks of the preferred stock conversion feature are clearly and closely related to the economic characteristics and risks of the preferred stock  (the host contract).  Both the common stock into which the preferred stock is convertible and the preferred stock are principally equity interests with residual interests in the Company; therefore, the embedded derivative (the conversion right) should not be valued separately from the host contract as discussed in paragraph 60 of SFAS No. 133.

On May 1, 2003, the Company entered into a Recapitalization Agreement with a group of investors who invested $106.0 million in cash in exchange for the 8% Convertible Preferred Stock.    The Company was committed by the Recapitalization Agreement to issue the new convertible preferred stock and, at the date of executing the agreement, holders of 50.9% of the outstanding common stock and 63.4% of the existing 13 7/8% redeemable preferred stock had entered into voting agreements with the new investors to approve the recapitalization.  These voting agreements assured approval of the recapitalization transaction by the shareholders. The price of the Company’s common stock as listed on the Over the Counter Bulletin Board on May 1, 2003 was $0.42 per share and the conversion price of the preferred stock was fixed based on the market price that day.  EITF 98-5 applies to in-the-money conversion rights at the commitment date that is defined as “the date when an agreement as to terms has been reached and the investor is committed to purchase the convertible securities based on those terms (that is, performance by the investor is probable because of sufficiently large disincentives for nonperformance).”  The Company believes that the commitment date was May 1, 2003, the date the new investors and a majority of the existing preferred stock and common stock holders were committed under executed voting agreements to approve the recapitalization transaction, and the date the conversion price was set at-the-money; therefore, no separate allocation and accounting for the conversion feature was necessary.

Your disclosures in future filings should be revised to include a summary of the requested information.

The Company will provide a summary of this information in future filings.

(3) Asset Impairment and Provision for Restructuring Operations, page F-12

12.       Please revise your disclosure in future filings to further detail the facts and circumstances leading to your restructuring activities and the expected completion dates of those activities.  See paragraph 20 of SFAS 146.  Please also provide all of the disclosures required by paragraphs 26 and 47 of SFAS 144, as applicable, for each of your material asset impairment charges.  The revised disclosure should include a reasonably detailed discussion of the facts and circumstances that gave rise to the charges as well as any impairment indicators that existed at the time of recording the charges.  In regards to your asset impairments, please revise footnote (1)(g) to clearly indicate how you determine the fair value of your long-lived assets.

Company Response:

As requested, the Company will revise its disclosure in future filings to more fully disclose the facts and circumstances leading to the various restructurings. Primarily because of lower labor costs and recent changes in import duty structures, the Company is able to purchase and import finished goods from other regions of the world at a lesser cost than can be achieved by maintaining certain of the Company’s owned manufacturing facilities.  As requested, the Company will disclose in future filings the expected completion dates of its operation restructuring projects.  All restructurings commenced in fiscal 2005 were expected to be completed within approximately one year from their respective commencement dates.

With respect to the impairment losses disclosed in Note 3 on page F-12 of the consolidated financial statements, the impairment charges have primarily been taken in relation to decisions to close manufacturing plants because of changing business climate and comparative lower costs to outsource production.  The climate and comparative costs have been affected by the lifting of trade restrictions and the resulting effect on duty structures and pricing pressure from competitors who have outsourced production to lower-cost Far East suppliers.  As requested, the Company will expand its disclosure of these impairment indicators in future filings.  In addition, the Company will disclose that these impairment charges have primarily been determined by reference to the estimated fair value that the Company expects to receive for the sale of the manufacturing assets.  The Company believes that the reader can determine from the description of the charges which segment they pertain to, but in future filings will more clearly detail this in the table on page F-13.

As requested, the Company will revise Note (1)(g) to the financial statements to state that in connection with determining impairment of long-lived assets, fair value is determined based on the best information available: quoted market prices, estimated prices for similar assets, or valuation techniques such as discounted cash flow models.

13.       Please also expand MD&A to disclose the likely effects on future results of operations and cash flows resulting from your restructuring activities.  Your disclosure should discuss how your increasing dependence on outsourced manufacturing is expected to impact your gross margins and depreciation expense.

Company Response:

As requested, for new plant restructurings, the Company will disclose in future filings the amount of fixed manufacturing overhead eliminated by each plant closure and the effect on future depreciation expense.  The Company will also include language to the effect of the following:  “From our past experience, plant restructuring and outsourcing activities have had a favorable impact on our unit product costs.  We expect similar effects on product costs in the future as a result of continued restructurings and outsourcing manufacturing.  The impact on future gross margins is difficult to quantify as margins are affected not only by costs but also by economic conditions, consumer preferences and demand for products, and competition, all of which influence product pricing.”

 (10) Long-term Obligations, page F-16

14.       Please tell us and disclose in future filings if you were in compliance with all debt covenants as of fiscal year-end.

Company Response:

The Company was in compliance with its debt covenants at January 31, 2005 and will provide disclosure regarding debt covenant compliance in its future filings on Form 10-K.

15.       Please disclose a general description of your leasing arrangements, including the existence of renewal or purchase options and escalation clauses.  See paragraph 16d. of SFAS 13.

Company Response:

As requested, the Company will provide additional disclosure of its lease obligations substantially as follows. “The Company’s lease obligations primarily consist of noncancelable leases of office, warehouse and retail store space with expiration dates ranging from 20xx to 20xx.  Certain of the leases are renewable at the Company’s option.  Certain of the leases provide for additional rent payments based on a percentage of sales.  Certain of the leases also contain rent escalation clauses that require additional rents in later years of the lease term.”

(16) Other Income (Expense) - Net, page F-28

16.       Please tell us your basis for classifying foreign currency transactions gains and losses as non-operating items on your statements of operations.  Unless Rule 5-03.7 of Regulation S-X expressly permits classification of an item as non-operating, the presumption is that the item should be classified as an operating item.  Thus, absent compelling evidence that income and losses on your foreign currency transactions are unrelated to transactions made during the ordinary course of your operations, we believe that the gains and losses should be classified in operating income.  Please revise your future filings accordingly or otherwise tell us why you believe your current presentation is appropriate.

Company Response:

The Company believes that it has complied with Rule 5.03-7 which requires that amounts included under miscellaneous other income (expense) be separately stated and their nature explained.  The Company’s foreign currency transaction gains or losses represent unrealized and realized gains and losses resulting from the period-end translation or periodic settlement of foreign currency transactions and are a measurement of exposure to currency exchange risk on assets and liabilities not denominated in functional currencies.  The Company believes that the inclusion of these gains or losses in operating results potentially distorts reported operating earnings margins and comparability of operating results between periods; therefore, the amounts of foreign currency transaction gains and losses should be separately classified in other income (expense).  The Company notes that the 2004 edition of the AICPA publication, “Trends and Techniques”, a survey of accounting practices in 600 public companies, contains examples of other companies who also report the same type of foreign currency gains or losses in other income (expense).

17.       We note that you classify the write-off of deferred financing costs and bank loan amendment fees in other income (expense).  Please tell us how you determined these amounts should not be included in the interest expense line item on your statements of operations.  Please revise your future filings accordingly or otherwise tell us why you believe your current presentation is appropriate.

Company Response:

In fiscal year 2005, the amount of $4,058,000 represents the write-off of unamortized costs associated with the retirement of the 10 ¾% Subordinated Notes and is part of the basis in the notes (APB 26).  The Company believes the write-off is appropriately included in Other Income (Expense) as it is part of the loss on the extinguishment of the debt along with the $13,709,000 of redemption premium and expenses of retiring the 10 ¾% Subordinated Notes.  In future filings the Company will include these two amounts together and describe this amount as “Loss on extinguishment of subordinated notes” in Other Income (Expense).

The fiscal 2004 and 2003 amounts relate primarily to the write-off of various legal expenses and fees and reimbursed expenses paid to potential lenders, investors and financial advisors related to the Company’s unsuccessful efforts to refinance its preferred stock and bank financing and are unrelated to the bank financing in place during those periods.  There were bank loan amendment fees and costs associated with obtaining bank loan amendments of $-0-, $1,779,000 and $228,000 in fiscal years 2005, 2004, and 2003, respectively, which the Company will reclassify as interest expense in future filings in accordance with your request.

Schedule II - Valuation and Qualifying Accounts, page F-32

18.       Based on the nature of your business, we would expect your Valuation and Qualifying Accounts schedule to include the activity in your allowance for sales returns, if material.  Please either revise to include this account in your schedule or otherwise tell us why disclosure of the activity in this account is not required.  See Rules 5-04 and 12-09 of Regulation S-X.

Company Response:

The Company’s information systems process returns as a deduction from sales with a corresponding adjustment to cost of goods sold and inventory.  The Company accrues a current liability at the end of the accounting period for the estimated effect on gross profit for returns and this amount is included in other current liabilities.  In future filings, the Company will include this account in Schedule II, but may omit the information called for by Columns C and D based on the insignificance of the amounts and the difficulty in determining this information because of the manner in which our system processes returns.

Form 8-K filed June 8, 2005

19.       It appears that you are presenting Adjusted EBITDA as both a non-GAAP measure of performance and liquidity.  This non-GAAP measure is subject to the prohibitions in Item 10(e) of Regulation S-K.  Item 10(e)(1)(ii)(A) prohibits adjusting a non-GAAP liquidity measure to remove liabilities that required or will require cash settlement.  It appears that the manner in which you calculate Adjusted EBITDA violates this prohibition.  In addition, your calculation of Adjusted EBITDA eliminates items of a recurring nature, which is also prohibited.  Please refer to Item 10(e)(1)(ii)(B) of Regulation S-K and Questions 8, 9, and 15 of the Staff’s Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (the non-GAAP FAQ) and justify for us your presentation of this measure.  Please note that Question 15 requires you to reconcile the non-GAAP measure to net income.  To the extent you are able to justify including this non-GAAP performance measure in your future filings, please ensure you revise your disclosures to include each of the disclosures listed in the bullet points of Question 8 of the non-GAAP FAQ.  Your current disclosure that the measure provides useful information regarding your ability to incur and service debt is not sufficient in this regard.  Show us how the revised disclosures will read.

Company Response:

The Company notes the Staff’s comment regarding the earnings release included as an exhibit to the Company’s current report on Form 8-K, filed June 8, 2005 (the “earnings release”).  The Company agrees with the Staff that, pursuant to Instruction 2 to Item 2.02 of Form 8-K, the earnings release is subject to the disclosure requirements in Item 10(e)(1)(i) of Regulation S-K.  It is the Company’s belief, however, that the prohibitions contained in Item 10(e)(1)(ii) of Regulation S-K do not apply to documents furnished to (but not filed with) the Commission, including the earnings release.  Accordingly, the Company believes that the prohibitions referenced in the fourth and fifth sentences of the Staff’s comment regarding the earnings release are not applicable.

In response to the Staff’s comment, the Company has reviewed the non-GAAP FAQ’s 8, 9 and 15 and the answers thereto and has determined that it uses Adjusted EBITDA as a performance measure and will revise its future press releases accordingly.  The Company proposes to modify its disclosure in future press releases substantially as follows:

A summary of the Company’s calculation of Adjusted EBITDA, a reconciliation of Adjusted EBITDA to net income, and a summary of the Company’s earnings (losses) under generally accepted accounting principles are attached as part of this release. As calculated by the Company, “Adjusted EBITDA” includes its operating earnings before interest, taxes, depreciation and amortization, as further adjusted to exclude goodwill and asset impairment charges, restructuring charges and expenses, executive severance, stock and deferred compensation expense, ERP project expenses and to include realized currency hedge gains and losses.  Adjusted EBITDA is not intended to replace operating income, net income, cash flow or any other measures of performance and liquidity under generally accepted accounting principles in the U.S. (“GAAP”). Rather, Adjusted EBITDA is a measure of operating performance that investors may consider in addition to such other measures. Adjusted EBITDA provides no information on a company’s capital structure, borrowings, interest costs, capital expenditures, and working capital movement or tax position.  Adjusted EBITDA, as calculated by the Company, also excludes extraordinary items, discontinued operations, minority interest in earnings of subsidiaries, certain items of other income and expense and preferred stock dividends. Adjusted EBITDA does not represent funds available for discretionary use by the Company because those funds are required for debt service, capital expenditures, working capital, and other commitments and obligations. The Company believes Adjusted EBITDA is, nevertheless, a measure of operating performance commonly reported and widely used by analysts, investors and other interested parties because it eliminates differences in financial capitalization and tax structures as well as non-cash and non-operating charges to earnings. The Company’s lenders also use EBITDA-based measures, which may differ from Adjusted EBITDA, to test compliance with certain covenants. The Company also believes that disclosure of these figures is meaningful to investors because they provide information about the Company’s operating performance without giving effect to certain charges and costs that are not reflective of ongoing operations, thereby facilitating company-to-company comparisons and analysis of the Company’s results from its core business. These measures are not intended to replace operating income (loss) and net income (loss) as measures of operating performance under GAAP.  The Company also uses Adjusted EBITDA (modified for currency caused fluctuations) for incentive compensation purposes.

*               *             *

The Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s efforts to provide us with comments on our filing.  Please feel free to contact me at 303-373-6373 if you have questions or require any additional information.

Sincerely,

/s/ Richard H. Wiley

Richard H. Wiley
Chief Financial Officer

cc:	Andrew Blume, U.S. Securities and Exchange Commission